UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-9608

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEWELL BRANDS EMPLOYEE SAVINGS PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Newell Brands Inc.
5 Concourse Parkway NE, 8th Floor
Atlanta, Georgia 30328

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
Newell Brands Employee Savings Plan
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Newell Brands Employee Savings Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Newell Brands Employee Savings Plan as of December 31, 2025 and 2024 and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at the end of the year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at the end of the year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ FORVIS MAZARS, LLP

We have served as the Plan’s auditor since 2018.

Indianapolis, Indiana
June 24, 2026

Newell Brands Employee Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Investments, at fair value	$1,914,699,122	$1,745,354,743
Notes receivables from participants	16,741,763	16,819,634
Employer contributions receivable	1,545,412	1,557,840
Participant contributions receivable	1,337,927	1,454,657
Total assets	1,934,324,224	1,765,186,874

Liabilities
Administrative expenses payable and other liabilities	47,908	49,480
Total liabilities	47,908	49,480

Net assets available for benefits	$1,934,276,316	$1,765,137,394

See accompanying Notes to Financial Statements

Newell Brands Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits

Twelve Months Ended December 31, 2025
Investment income:
Net appreciation in fair value of investments	$286,572,356
Interest, dividends and other	4,031,585
Total investment income	290,603,941

Interest income on notes receivable from participants	1,411,324

Contributions:
Participant	57,164,229
Employer	36,128,656
Rollover	8,119,962
Total contributions	101,412,847

Total additions	393,428,112

Deductions:
Benefits paid to participants	(223,228,057)
Administrative expenses	(1,061,133)
Total deductions	(224,289,190)

Net increase	169,138,922
Net assets available for benefits - beginning of year	1,765,137,394
Net assets available for benefits - end of year	$1,934,276,316

See accompanying Notes to Financial Statements

Newell Brands Employee Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Note 1. Description of the Plan

The following description of the Newell Brands Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description document and Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan administered by the Newell Operating Company (“NOC”) U.S. Benefits Administration Committee (the “Plan Administrator”), which was appointed by the NOC Global Benefits Oversight Committee, a committee appointed by the Board of Directors of NOC, a subsidiary of Newell Brands Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Certain employees of NOC and of its affiliated companies that have adopted the Plan (collectively, the “Company”) are eligible to participate in the Plan. Generally, eligible employees, other than retail employees of the Yankee Candle Company (as determined under the Plan document) and “Temporary Employees” (as defined by the Plan document), are eligible to commence participating in the Plan upon their date of hire. Eligible retail employees of the Yankee Candle Company and, generally, Temporary Employees may commence participating in the Plan after completing one “Year of Eligibility Service” as defined by the Plan document.

Contributions

Subject to legal and Plan limits, participants may elect to contribute up to 75% of their “Covered Pay”, as defined by the Plan document, to the Plan as pre-tax contributions and/or after-tax Roth contributions (collectively “Elective Deferral Contributions”). The Company makes a matching contribution each payroll period in an amount determined as follows:

•with respect to a participant who is a non-collectively bargained employee or a “NUK Bargained Employee” (as such term is defined by the Plan document), 100% of the first 6% of Covered Pay for such payroll period that is contributed by the participant as an Elective Deferral Contribution, and
•with respect to a participant who is a “Muncie Bargained Employee” (as such term is defined by the Plan document), 100% of the first 4% of Covered Pay for such payroll period that is contributed by the participant as an Elective Deferral Contribution.

The Company will make an additional “true-up” match contribution as may be necessary to ensure participants receive the full matching contribution on their total Elective Deferral Contributions for the Plan year. The true-up match will be calculated and contributed as soon as practicable following the last day of the Plan year. The balance of the true-up match is included in Employer contributions receivable in the Statement of Net Assets Available for Benefits.

The Plan also accepts rollover contributions of amounts attributable to pre-tax contributions and after-tax Roth contributions from other employer tax-qualified plans.

New hires eligible to participate in the Plan were enrolled automatically at a 3% contribution rate unless they opted out. This contribution rate will increase annually on the anniversary date of the employee until it reaches a contribution rate of 10%. The employee may stop or change this automatic contribution at any time.

Participant Accounts

Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s Elective Deferral Contributions, Company matching contributions and investment earnings (which are net of investment management expenses). Participant accounts are assessed a quarterly fixed fee as consideration for services provided by the trustee and recordkeeper and to pay other Plan administrative expenses. Transaction specific fees, such as loan origination, brokerage and shipping fees, are also directly assessed against the account of the participant initiating the transaction.

Vesting and Forfeitures

Participants are immediately vested in the portion of their Plan account that is attributable to their own Elective Deferral Contributions and the Company’s matching contributions. Prior to January 1, 2018, the Company’s matching contributions for certain legacy defined contributions plans became 100% vested when the employee has rendered the requisite vesting service, as defined by the respective plan. Forfeitures may be used to pay Plan expenses and reduce Company matching contributions. Forfeitures available for future use were $153,666 and $186,956 as of December 31, 2025 and 2024, respectively. For 2025, forfeitures of $906,535 were used to reduce employer contributions.

Participant Loans

Participants may borrow from their Plan account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the participant’s highest outstanding loan balance during the immediately preceding 12-month period) or 50% of their vested account balance excluding any account balance in the “QVEC Sub-Account” and in the “Prior Plan Pension Sub-Account” (as such terms are defined by the Plan document). Loan terms range from one to five years (up to ten years for the purchase of a principal residence). The loans are secured by the balance in the participant’s account and bear interest at the prime rate as reported by Reuters plus 1% on the first day of the month in which the loan is requested. Interest rates on loans outstanding as of December 31, 2025, ranged from 3.25% to 10%. Principal and interest are paid ratably through periodic payroll deductions.

Investment Options

Participants may direct the investment of their Plan account balance and future contributions made to the Plan on their behalf among one or more of the Plan’s investment funds. The portion of the Plan’s investments held in the Company Stock Fund is designated as an employee stock ownership plan (“ESOP”). In addition to the investment funds offered by the Plan, participants may invest in a self-directed brokerage account. Generally, participants may change their investment options or reallocate investment balances on a daily basis.

Payment of Benefits

On termination of service, a participant is eligible to receive the vested value of the participant’s Plan account balance, and, subject to special rules that apply to the payment of a participant’s Prior Plan Pension Sub-Account, if any, the participant may elect to receive the participant’s vested account balance in a single lump sum payment or partial distributions of no less than $1,000. If the value of the participant’s account balance is $1,000 or less, the participant’s entire account balance will be distributed in a single lump sum payment. Benefits are recorded when paid.

Note 2. Significant Accounting Policies

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted (“GAAP”) in the United States of America (“U.S.”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Plan’s financial statements are reasonable and prudent. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value for mutual funds and common stock equals the quoted market price in an active market on the last business day of the Plan year. As a practical expedient, the investments in common/collective trust funds are excluded from the fair value hierarchy and valued at their Net Asset Value (“NAV”) as reported by the fund manager of the collective trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest. Interest income from notes receivable from participants is recorded on an accrual basis. Related fees are recorded as administrative expenses when they are incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded within the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

All normal costs and expenses of administering the Plan and trust are generally paid by the Plan or by the Company. Any transaction fees resulting from a participant obtaining a loan or requesting a distribution or in-service withdrawal are charged to the participant’s individual account. Administrative expenses in the Statement of Changes in Net Assets Available for Benefits include costs associated with these participant-initiated loan and withdrawal transactions, which are allocated to the accounts of the participants initiating the transactions, as well as fees assessed by the Plan’s custodian and recordkeeper directly against participant accounts as consideration for services provided to the Plan.

During 2025 and 2024, the Revenue Credit Account of the Plan received Plan Servicing Credits from excess revenue generated by the Plan. Funds are typically credited quarterly but may be allocated at any time and are considered Plan assets. The credits may be used to pay Plan expenses and any excess funds available may be allocated to Plan participants. This credit has been netted with administrative expenses in the accompanying financial statements. For 2025, credits contributed to the Plan were $444,532. Unallocated credits included as Plan assets were $419,880 and $68,067 at December 31, 2025 and 2024, respectively, and will be used to pay Plan expenses subsequent to year-end.

Note 3. Fair Value Measurements

Accounting principles generally accepted in the U.S. define fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. As the basis for evaluating such inputs, a three-tier value hierarchy prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.

Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Unobservable inputs that reflect management’s own assumptions.

The fair values estimated and derived from each fair value calculation may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Mutual funds and Company common stock: The fair value is determined on the basis of quoted prices in an active market. Shares of mutual funds are valued at the NAV of shares held by the Plan on the last business day of the Plan year where the price of the fund is quoted in an active market. Accordingly, these investments have been classified as Level 1.

Common/collective trust funds: The investments underlying the common/collective trust fund investments generally include shares of common stock and fixed income investments whose values are determined on the basis of quoted prices in an active market. The Plan’s common/collective trust fund investments are valued based on NAV per share or unit as a practical expedient as reported by the fund manager, multiplied by the number of shares or units held as of the measurement date. Accordingly, these NAV-based investments have been excluded from the fair value hierarchy.

Self-directed brokerage accounts: The accounts are comprised of common stock investments, mutual fund investments, investments in a short-term interest fund and other investments. The fair values of the mutual fund, common stock and electronically traded fund investments are determined on the basis of quoted prices in an active market. Accordingly, these investments have been classified as Level 1.

The following tables present the Plan’s investments which are measured at fair value on a recurring basis as of December 31, 2025 and 2024:

	December 31, 2025
	Fair Value Measurement Level 1	NAV-based Assets (1)	Total
Company common stock	$4,707,943	$—	$4,707,943
Mutual funds	34,302,460	—	34,302,460
Common/collective trust funds	—	1,812,617,198	1,812,617,198
Self-directed brokerage accounts	63,071,521	—	63,071,521
Total investments measured at fair value	$102,081,924	$1,812,617,198	$1,914,699,122

	December 31, 2024
	Fair Value Measurement Level 1	NAV-based Assets (1)	Total
Company common stock	$10,789,426	$—	$10,789,426
Mutual funds	37,728,477	—	37,728,477
Common/collective trust funds	—	1,644,394,527	1,644,394,527
Self-directed brokerage accounts	52,442,313	—	52,442,313
Total investments measured at fair value	$100,960,216	$1,644,394,527	$1,745,354,743

(1)The NAV-based assets are generally redeemable on a daily basis with a one day notice with no restrictions and there are no unfunded commitments.

Note 4. Investments in Stable Value Funds

At December 31, 2025 and 2024, the Plan’s common/collective trust funds include an investment in the Fidelity Managed Income Portfolio II Class 3 (“MIP II Class 3”). The investment objective of the MIP II Class 3 is to preserve the principal investment while earning a level of interest income that is consistent with principal preservation. The MIP II Class 3 seeks to maintain a stable net asset value of $1 per share, but it cannot guarantee that it will be able to do so. The yield of the fund will fluctuate. To achieve its investment objective, the MIP II Class 3 fund invests in benefit-responsive investment contracts issued by insurance companies and other financial institutions (“Contracts”), fixed income securities, and money market funds. Under the terms of the Contracts, the assets of the fund are invested in fixed income securities (which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, and collective investment vehicles and shares of investment companies that invest primarily in fixed income securities) and shares of money market funds. The fund may also invest in futures contracts, option contracts and swap agreements. The MIP II Class 3 seeks to minimize exposure to wrap credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. The MIP II Class 3's ability to receive amounts due pursuant to these contracts is dependent upon the issuers’ ability to meet their financial obligations. Withdrawals from the MIP II Class 3 directed by the Plan Administrator will be made within the 12-month period following the trustee’s receipt of the Plan's written withdrawal request. Participant-directed redemptions have no restrictions.

Note 5. Related-Party Transactions and Party-In-Interest Transactions

All trustee and recordkeeping fees are paid by the Plan and included in the Statement of Changes in Net Assets Available for Benefits. All other costs are paid out of the Plan’s assets, except to the extent the Company elects to pay such expenses directly.

Certain Plan investments are shares of common stock of Newell Brands Inc. (“Newell Brands”), the ultimate parent of the Company. These investments had values of $4,707,943 and $10,789,426, respectively, as of December 31, 2025 and 2024. For the year ended December 31, 2025, the Plan recorded dividend income of $333,471 on its holdings of Newell Brands common stock.

Certain Plan investments are managed by the Fidelity Management Trust Company (“Fidelity”), the Plan’s trustee. Fidelity is a “party in interest” to the Plan as defined by ERISA. Parties in interest to the Plan are identified in the Schedule H, Line 4i - Schedule of Assets (Held at End of Year).

The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

Note 6. Plan Termination

Although it has not expressed any intent to do so, NOC has the right under the Plan to discontinue contributions at any time and NOC has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, affected participants will become 100% vested in their accounts.

Note 7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated August 3, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to be operated in conformity with the Code to maintain its qualification. To the extent operational errors in the Plan have been identified or are identified in the future, the Plan Administrator has indicated that it will take the necessary steps, if any, to correct these errors. Otherwise, the Plan Administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are subject to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 9. Reconciliation of Financial Statements to Form 5500

	December 31,
	2025	2024
Net assets available for benefits:
Net assets available for benefits at year-end as reported in the accompanying financial statements	$1,934,276,316	$1,765,137,394
Adjustment from contract value to current value for stable value funds	(2,864,518)	(6,649,610)
Adjustment for accrued administrative expenses payable	47,373	49,110
Net assets available at year-end per Form 5500	$1,931,459,171	$1,758,536,894

Twelve Months Ended December 31, 2025
Changes in net assets available for benefits:
Net increase prior to transfers as reported in the accompanying financial statements	$169,138,922
Changes in adjustment from fair value to contract value for stable value funds	3,785,092
Adjustment for accrued administrative expenses payable	(1,737)
Net increase per form 5500	$172,922,277

Note 10. Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through June 24, 2026, the date the financials were issued. No other events have occurred that require adjustment to or disclosure in the financial statements of the Plan.

NEWELL BRANDS EMPLOYEE SAVINGS PLAN
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #36-1953130 PLAN #012
DECEMBER 31, 2025

(A)	(B)	(C)	(D)	(E)
	Identity of Issuer	Description of Investment		Current Value
	T. Rowe Price Small-Cap Stock Fund I Class	Mutual Fund	**	$33,654,480
*	Fidelity Government Money Market Fund - Premium	Mutual Fund	**	647,980
		Total Mutual Fund		34,302,460

*	FIAM CORE PLUS CL N	Common/Collective Trust	**	37,675,019
*	FID FRDM BLD RET B	Common/Collective Trust	**	7,200,231
*	FID FRDM BLND 2010 B	Common/Collective Trust	**	8,325,605
*	FID FRDM BLND 2015 B	Common/Collective Trust	**	21,367,161
*	FID FRDM BLND 2020 B	Common/Collective Trust	**	52,865,910
*	FID FRDM BLND 2025 B	Common/Collective Trust	**	123,954,835
*	FID FRDM BLND 2030 B	Common/Collective Trust	**	204,736,509
*	FID FRDM BLND 2035 B	Common/Collective Trust	**	228,638,639
*	FID FRDM BLND 2040 B	Common/Collective Trust	**	179,629,640
*	FID FRDM BLND 2045 B	Common/Collective Trust	**	160,586,094
*	FID FRDM BLND 2050 B	Common/Collective Trust	**	106,096,892
*	FID FRDM BLND 2055 B	Common/Collective Trust	**	81,950,503
*	FID FRDM BLND 2060 B	Common/Collective Trust	**	58,361,332
*	FID FRDM BLND 2065 B	Common/Collective Trust	**	8,343,677
*	MIP II Class 3 (Stable Value Fund)	Common/Collective Trust	**	103,499,304
	CG EUPAC TRUST U4	Common/Collective Trust	**	18,249,552
	SS GACEQ EXUS IDX X	Common/Collective Trust	**	58,674,018
	SS S&P 500 INDEX X	Common/Collective Trust	**	282,650,099
	SS US BOND INDEX X	Common/Collective Trust	**	17,143,915
	SS US EXT MARKET X	Common/Collective Trust	**	52,668,263
		Total Common/Collective Trust		1,812,617,198

*	Newell Brands Inc.	Common Stock	**	4,707,943

	Self-directed Brokerage Accounts	Brokerage	**	63,071,521
		Total Investments		1,914,699,122

*	Notes receivable from participants	Various maturities, interest rates from 3.25% to 10%	N/A	16,741,763

		Total Assets		$1,931,440,885

*    Denotes a party-in-interest.
**    Cost not required for participant directed.

Exhibits

The following exhibit is filed as a part of this annual report:

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWELL BRANDS EMPLOYEE SAVINGS PLAN

Date: June 24, 2026	/s/ Scott Smith
Scott Smith Newell Operating Company U.S. Benefits Administration Committee